Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Lorus Therapeutics Inc. (“Lorus”)
2 Meridian Road
Toronto, ON
M9W 4Z7

Item 2 Date of Material Change

November 27, 2009

Item 3 News Release

The press release reporting the material change was issued by Lorus on November 27, 2009 in Canada through Marketwire and is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

The news release issued on November 27, 2009 by Lorus announced that Lorus completed a private placement of an issuance of 41,000,000 units (the “Units”) at $0.06 per Unit for gross proceeds of $2,460,000. For more information, please see the news release released on November 27, 2009 attached hereto as Schedule “A.”

Item 5 Full Description of Material Change

Each Unit was compromised of one common share in the capital of Lorus and one-half common share purchase warrant (each whole such warrant being referred to herein as a “Warrant”), each Warrant entitling the holder thereof to purchase one common share of Lorus for an exercise price of $0.08 until May 27, 2011.

With notice of the private placement, the Toronto Stock Exchange granted conditional listing  approval to the issuance of up to an additional 63,652,500 common shares of Lorus.

Concurrent with the closing of the private placement, Lorus repaid an outstanding promissory note owing to Mr. Abramson who in turn used such proceeds towards acquiring 17 million Units at $0.06 per Unit (“Abramson Units”). Mr. Abramson acquired the Abramson Units for investment purposes.

As a result of the private placement, Mr. Abramson’s aggregate holdings in the issued and outstanding common shares of Lorus increased to 14.4%. As the fair market value of the consideration of the transaction was not more than 25% of Lorus’ market capitalization, minority shareholder approval and a formal valuation was not required to process the sale of the Abramson Units. The board of directors, not including Mr. Abramson who was not entitled to vote pursuant to subsection 120(5) of the Canada Business Corporations Act, approved the issuance of the Units (including the Abramson Units). Participating agents were paid a commission of 7% of the value of Units sold, approximately $172,200, and in addition are received 7% broker warrants (each whole broker warrant exercisable at the exercise price of a Warrant) based on the number of Units sold, limited to a maximum of 2,152,500 broker warrants to be issued to such agents.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

For further information please contact:
Lorus Therapeutics Inc.
Dr. Saeid Babaei
(416) 798-1200 ext. 490.

Item 9 Date of Report

November 30, 2009

Schedule A

NEWS RELEASE

Lorus Therapeutics Raises $2.46 Million in Equity Financing

TORONTO, CANADA - November 27, 2009 - Lorus Therapeutics Inc. (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, announced today that it has completed an equity financing in the amount of $2.46 million by way of a private placement of 41 million units (the “Units”), each Unit consisting of one common share of Lorus and one-half common share purchase warrant (each whole warrant being referred to as a “Warrant”).  Each Unit was issued at $0.06, which is based on the current market price of common shares of Lorus.  Each Warrant entitles the holder to purchase one common share of Lorus at an exercise price of $0.08 until May 27, 2011. The Toronto Stock Exchange granted its approval with respect to the additional listing of common shares as the total number of shares and warrants issued pursuant to the private placement comprise approximately 25% of the issued capital of Lorus.

Participating agents are being paid a commission of 7% of the value of Units sold, approximately $172,200, and in addition are receiving 7% broker warrants (each whole broker warrant exercisable at the exercise price of a Warrant) based on the number of Units sold, limited to a maximum of 2,152,500 broker warrants to be issued to such agents.  Herbert Abramson, a director of Lorus who is thereby a related party of Lorus, participated in the private placement.  Concurrent with the closing of the private placement, Lorus repaid an outstanding promissory note owing to Mr. Abramson who in turn used such proceeds towards acquiring 17 million Units at $0.06 per Unit. As a result of the private placement, Mr. Abramson’s aggregate holdings in Lorus have increased to 14.4% of the issued and outstanding common shares of Lorus.

Lorus expects to use the proceeds of the private placement towards its clinical and preclinical programs.  “We are pleased that this financing enables us to progress our drug development programs”, said Aiping Young, President and CEO of Lorus.  “The expression of significant interest from an insider as well as other investors indicates a high degree of confidence in Lorus and prospects for the coming year.”

About Lorus
Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus is listed on the Toronto Stock Exchange under the symbol ‘LOR’.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and United States securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, Lorus’ plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release.  Such expressed or implied forward-looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.sedar.com.  For SEDAR filings prior to July 10, 2007, please refer to the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 1-416-798-1200 ext. 490
ir@lorusthera.com